Confidential Treatment Requested by Fortress Transportation and Infrastructure Investors LLC
Under 17 C.F.R. § 200.83

FOIA Confidential Treatment Request

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED
FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING
PLACEHOLDER “[***]”

October 22, 2018

VIA HAND AND EDGAR

Tracie Mariner and Jenn Do
Staff Accountants
Division of Corporation Finance
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4631

Re:          Fortress Transportation and Infrastructure Investors LLC
Form 10-Q for Fiscal Quarter Ended June 30, 2018
Filed August 3, 2018
Form 10-K for Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File No. 001-37386

Dear Mses. Mariner and Do,

On behalf of Fortress Transportation and Infrastructure Investors LLC (the “Company” or “FTAI”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated September 21, 2018 (the “Comment Letter”), relating to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 (the “10-Q”) and Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on March 1, 2018 (the “2017 10-K”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter.  In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 2017 10-K.

Form 10-K for Fiscal Year Ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Policies
Goodwill, page 87

1.
The goodwill critical accounting policy cites an increase in forecasted revenue based on increased volumes under current contracts and the acquisition of additional storage contracts, the expansion of refineries in the Beaumont/Port Arthur area, growing crude oil production in the U.S. and Canada and the development of both inbound and outbound pipelines to and from the Jefferson Terminal over the next two years. Please provide us with your goodwill impairment analysis for this reporting unit as of your most recent testing date. Please tell us how you considered actual historical results pursuant to item d of ASC 350-20-35-3C. In this regard, we note the sequential decrease of revenues during each of the quarters of 2017, along with increased net losses, increased adjusted net losses, and increased negative adjusted EBITDA for Jefferson Terminal over those periods. We note the losses continue into the two quarters of 2018.

Response

[***]

Mses. Tracie Mariner and Jenn Do
U.S. Securities and Exchange Commission
October 22, 2018

Form 10-Q for Fiscal Quarter Ended June 30, 2018

Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 13

2.
We note your disclosures on page 13 for the adoption of ASC 606, which appear to substantially replicate the disclosures you provided in your 2017 Form 10-K in accordance with SAB 74 rather than the disclosures required by ASC 606-10-50. Please tell us how you considered the disclosure guidance set forth in ASC 606-10-50 for your revenue that is subject to ASC 606 (e.g. explanations of your performance obligations, transaction price allocated to remaining performance obligations, significant judgments applied, determining the timing of satisfaction of each performance obligation, election of practical expedients, etc.). We remind you of the guidance in Rule 10-01(a)(5) of Regulation S-X, which would elicit both annual and interim periods financial statement disclosures prescribed by new accounting principles and practice in each quarterly report in the year of adoption.

Response

The Company respectfully acknowledges the Staff’s comment. Upon adoption of ASC 606, the Company determined that certain disclosure requirements were not applicable and, therefore, were not reflected in the Company’s interim financial statements. The Company’s revenues within the scope of ASC 606 that arise from contracts with customers are generally short term in nature or are service related. These contracts generally contain a series of services that are substantially the same and have the same pattern of transfer to the customer, thus representing a single performance obligation. As such, disclosure requirements related to balances of contract assets or liabilities, transaction price or amount allocated to performance obligations, transaction price allocated to remaining performance obligations or significant judgments in the application of the guidance were not deemed applicable.  In addition, the Company did not elect any practical expedients.

In consideration of the Staff’s comment, the Company will enhance disclosures in future filings related to its explanations of performance obligations and the timing of satisfaction of these performance obligations to address requirements set forth in ASC 606-10-50. Enhanced disclosures to Note 2 and Note 10 will include disclosure substantially similar to the following:

Note 2

Revenue Recognition

Effective January 1, 2018, we adopted FASB ASU No. 2014-09, ~~“~~Revenue from Contracts with Customers~~”~~ (“ASC 606”) ~~and related updates. The standard’s core principle is that we will recognize revenue~~ using the modified retrospective approach. ASC 606 requires revenue to be recognized when we transfer promised ~~goods or~~ services to customers in ~~an~~ amounts that reflect the consideration to which a company expects to be entitled in exchange for those ~~goods or~~ services. The adoption of ~~this~~the standard ~~is applied using the modified retrospective approach~~ did not have a material impact on our consolidated financial statements. See below for a detailed description of revenue recognition by our two strategic business units, Equipment Leasing and Infrastructure.

Lease contracts~~,~~ within the scope of ASC 840, Leases~~,~~ (“ASC 840”) are specifically excluded from ~~ASU 2014-09~~ ASC 606, and lease contracts entered into by Equipment Leasing and Infrastructure are accounted for under ASC 840. However, Infrastructure revenues that do not qualify as leases or ~~leases that are combined with other services are recognized as revenue only when the services have been performed or goods transferred and we expect to be entitled in exchange for the goods delivered or services performed in accordance with contractual obligations~~ service arrangements embedded in lease contracts are accounted for under ASC 606. Payment terms are short term in nature and do not extend beyond one year. See Note ~~11~~ 10 for additional details regarding the disaggregation of our revenues by segment.

Mses. Tracie Mariner and Jenn Do
U.S. Securities and Exchange Commission
October 22, 2018

~~The adoption of the standard did not have a material impact on our consolidated financial statements and related disclosures.~~

Equipment Leasing Revenues

Operating Leases— We lease equipment pursuant to net operating leases. Operating leases with fixed rentals and step rentals are recognized on a straight-line basis over the term of the lease, assuming no renewals. Revenue is not recognized when collection is not reasonably assured. When collectability is not reasonably assured, the customer is placed on non-accrual status and revenue is recognized when cash payments are received.

~~We also recognize maintenance revenue related to the portion of maintenance payments received from lessees of aviation equipment that are not expected to be reimbursed in connection with major maintenance events.~~

Generally, under our aircraft lease and engine agreements, the lessee is required to make periodic maintenance payments calculated based on the lessee’s utilization of the leased asset.  Typically, under our aircraft lease agreements, the lessee is responsible for maintenance, repairs and other operating expenses throughout the term of the lease.  These periodic maintenance payments accumulate over the term of the lease to fund major maintenance events, and we are contractually obligated to return maintenance payments to the lessee up to the amount paid by the lessee. In the event the total cost of maintenance events over the term of a lease is less than the cumulative maintenance payments, we are not required to return any unused or excess maintenance payments to the lessee.

Maintenance payments received for which we expect to repay to the lessee are presented as Maintenance Deposits in our Consolidated Balance Sheets.  All excess maintenance payments received that we do not expect to repay to the lessee are recorded as Maintenance revenues.

Finance Leases—From time to time we enter into finance lease arrangements that include a lessee obligation to purchase the leased equipment at the end of the lease term, include a bargain purchase option, or provide for minimum lease payments with a present value of 90% or more of the fair value of the leased equipment at the date of lease inception. Net investment in finance lease represents the minimum lease payments due from lessee, net of unearned income. The lease payments are segregated into principal and interest components similar to a loan. Unearned income is recognized on an effective interest method over the lease term and is recorded as Finance lease income. The principal component of the lease payment is reflected as a reduction to the net investment in finance leases.

Infrastructure Revenues

Rail Revenues—Rail revenues generally consist of the following performance obligations: freight movement, demurrage, unloading and switching. Freight movement revenues are recognized proportionally based on distance as freight ~~moves~~ is transported from origin to destination. Accordingly, freight movement revenue is recognized over time with progress measured based on distance transpired, i.e., as the services are rendered and the customer simultaneously receives and consumes the benefit over time. Demurrage, unloading and switching are recognized in other~~Other~~ miscellaneous rail revenues, for which demurrage progress is measured over time, and unloading and switching revenues are measured at a point in time as the service is rendered~~such as unloading and switching revenue, are recognized as the service is performed or contractual obligations are met~~.

Mses. Tracie Mariner and Jenn Do
U.S. Securities and Exchange Commission
October 22, 2018

Terminal Services Revenues—Terminal services ~~revenues are recognized when services have been provided to the customer, the product has been delivered, the price is considered to be fixed or determinable and collectability is reasonably assured. Prepayments for services are deferred until the period in which the above criteria are met. Terminal services fees include services~~ are provided to ~~third-party~~ customers ~~related to~~ for the receipt and redelivery of ~~crude oil products~~ various commodities. These revenues are recognized over time, i.e., as the services are rendered and the customer simultaneously receives and consumes the benefit over time.

Lease Income—~~We recognize lease~~ Lease income ~~as various~~ consists of rental income from tenants ~~lease out~~ for storage space ~~including equipment, piping and frac sand~~. Lease income is recognized ~~based~~ on a straight-line basis over the term~~s~~ of the relevant lease agreement.

Other Revenue—Other revenue consists of two performance obligations: handling and storage of raw materials.  The revenues are recognized over time, i.e., as the services are rendered and the customer simultaneously receives and consumes the benefit over time.

Payment terms for Infrastructure Revenues are generally short term in nature.

Note 10

~~Components of revenue are as follows:~~ We disaggregate our revenue from contracts with customers by products and services provided for each of our segments, as we believe it best depicts the nature, amount, timing and uncertainty of our revenue. Revenues attributed to our Equipment Leasing business unit are within the scope of ASC 840, while revenues attributed to our Infrastructure business unit are within the scope of ASC 606, unless otherwise noted.

	Three Months Ended June 30, 2018
	Equipment Leasing			Infrastructure
	Aviation Leasing	Offshore Energy	Shipping Containers	Jefferson Terminal	Railroad	Ports and Terminals	Total
Equipment leasing revenues
Lease income	$33,625	$1,868	$—	$—	$—	$—	$35,493
Maintenance revenues	21,688	—	—	—	—	—	21,688
Finance lease income	247	365	—	—	—	—	612
Other revenue	558	954	25	—	—	—	1,537
Total equipment leasing revenues	56,118	3,187	25	—	—	—	59,330
Infrastructure revenues
Lease income	—	—	—	—	—	417	417
Rail revenues	—	—	—	—	8,788	—	8,788
Terminal services revenues	—	—	—	2,550	—	—	2,550
Other revenue	—	—	—	—	—	894	894
Total infrastructure revenues	—	—	—	2,550	8,788	1,311	12,649
Total revenues	$56,118	$3,187	$25	$2,550	$8,788	$1,311	$71,979

Mses. Tracie Mariner and Jenn Do
U.S. Securities and Exchange Commission
October 22, 2018

3.	We note your accounting policy for the recognition of maintenance revenue. Please describe to us the basis in GAAP for this policy.

Response

Typically, under the Company’s aircraft lease agreements, the lessee is responsible for maintenance, repairs and other operating expenses of the aircraft throughout the lease term. In addition to the fixed monthly lease payments, the lessee is required to make periodic payments to the Company for maintenance and repairs (“maintenance payments”). Generally, required maintenance payments are calculated based on the lessee’s use of the aircraft, computed based on actual number of hours or cycles flown. Maintenance payments may not be required for periods during which the aircraft is not utilized by the lessee.

These maintenance payments are intended to accumulate and the Company is contractually obligated to reimburse the lessee, up to the amount collected from the lessee, as the lessee performs certain required maintenance and repairs under the lease terms. In certain cases, the total maintenance payments collected from the lessee exceeds the total cost of cumulative maintenance and repair events over the lease term (herein referred to as “excess maintenance payments”). Per the terms of its lease agreements, the Company is not required to return any excess maintenance payments to the lessee.

The Company accounts for the maintenance payments under the provisions of Accounting Standards Codification (ASC) Topic 840, Leases (ASC 840).  ASC 840-10-20 defines contingent rental payments as increases or decreases in lease payments that result from changes occurring after lease inception in the factors (other than the passage of time) on which lease payments are based.  The maintenance payments required under a lease agreement are calculated based on the lessee’s utilization of the aircraft, which is unknown until after lease inception.  The contingency around the amount of maintenance payments is resolved only after the aircraft has been utilized by the lessee and the number of cycles and flight hours are known. As maintenance payments represent lease payments that depend on a factor directly related to the future use of the leased asset, which is based on a lessee’s usage of the aircraft, the Company has determined that these payments meet the definition of contingent rental payments.

As ASC 840 does not provide explicit guidance for lessors’ accounting for contingent rent, the Company has considered the guidance for lessee’s accounting for contingent rent provided in ASC 840 and Staff Accounting Bulletin (SAB) Topic 13, Revenue Recognition. SAB Topic 13 provides that contingent rental income “accrues” (i.e., should be recognized as revenue) when the changes in the factors on which the contingent lease payments are based actually occur, or when the contingency is resolved.

The Company records a liability for the portion of maintenance payments received that it expects to return to the lessee upon a maintenance event under the terms of the lease agreement. The liability is recorded as Maintenance deposits on the Company’s Consolidated Balance Sheets, and any reimbursements to the lessee reduce the associated Maintenance deposit liability.

The Company, as the lessor, performs an evaluation under ASC 840-10-25-35 and ASC 840-10-25-39A through 25-39B to determine whether it is probable that a portion of the maintenance payments received from a lessee will not be returned to reimburse the lessee’s costs of maintenance activities over the lease term.  When it is reasonably expected that a portion of a lessee’s maintenance payments will not be returned to the lessee, the Company recognizes the excess maintenance payment as maintenance revenue within the Equipment leasing revenue line item on the Company’s Consolidated Statement of Operations.

The Company proposes to enhance its prior disclosure relating to the maintenance deposit liability and associated revenue recognized under the terms of the aircraft lease agreements. To provide further information and clarity to readers of the Company’s financial statements, the Company proposes to include additional disclosure in future filings as noted in response #2.

* * *

Mses. Tracie Mariner and Jenn Do
U.S. Securities and Exchange Commission
October 22, 2018

Please contact the undersigned at (212) 515-7864 should you require further information or have any questions.

Very truly yours,

/s/ Scott Christopher
Scott Christopher
Chief Financial Officer